EXHIBIT 3.2

APPLIED PETROLEUM TECHNOLOGIES, LTD.

AMENDMENT TO CERTIFICATE OF LIMITED PARTNERSHIP

The undersigned, being all of the general partners of Applied Petroleum Technologies, Ltd., desire to amend the Certificate of Limited Partnership pursuant to the Texas Revised Limited Partnership Act, Article 6132a-1 of the Revised Civil Statutes of the State of Texas and certify as follows:

1. The name of the entity is Applied Petroleum Technologies Ltd.

2. The name of the registered agent is Sam L. Susser.

3. The address of the principal office of the limited partnership will change from 3344 Baldwin Boulevard, Corpus Christ, Texas 78408 to 4433 Baldwin Blvd., Corpus Christi, Texas 78408.

IN WITNESS WHEREOF, we have hereunto set our hands this the 3rd day of September, 1999.

GENERAL PARTNER

APT INTERESTS, INC.

By:	/s/ Sam L. Susser
Sam L. Susser, President